EXHIBIT 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Meruelo Maddux Properties, Inc.		Predecessor
RATIO OF EARNINGS TO FIXED CHARGES	Period Jan 1, 2008 through Mar 31, 2008	Period Jan 30, 2007 through Dec 31, 2007	Period Jan 1, 2007 through Jan 29, 2007	2006	2005	2004	2003
Earnings:
Net income (loss) from continuing operations	$(13,305)	$(11,869)	$(2,004)	$(18,392)	$(10,025)	$(2,592)	$19
Impairment loss on real estate assets	10,245
Capitalized interest	(3,375)	(12,073)	(3,205)	(33,577)	(14,656)	(1,416)	(591)
Fixed charges	5,831	21,586	5,410	58,910	31,148	7,604	3,241

	$(604)	$(2,356)	$201	$6,941	$6,467	$3,596	$2,669

Fixed Charges:
Interest expense	$2,456	$9,513	$2,205	$25,333	$16,492	$6,188	$2,650
Capitalized interest	3,375	12,073	3,205	33,577	14,656	1,416	591

Total fixed charges	$5,831	$21,586	$5,410	$58,910	$31,148	$7,604	$3,241

Ratio of earnings to fixed charges	(0.10)	(0.11)	0.04	0.12	0.21	0.47	0.82

Coverage deficiency	$(6,435)	$(23,942)	$(5,209)	$(51,969)	$(24,681)	$(4,008)	$(572)

For purposes of computing these ratios (i) earnings consist of pre-tax income (loss) from continuing operations, excluding impairment loss on real estate assets, plus fixed charges, reduced by the amount of interest capitalized during the period, and (ii) fixed charges consist of interest expense and capitalized interest. For the historical periods presented, the ratio of earnings to fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges because there was no preferred stock outstanding.